Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
FILING OF PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

July 10, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) announces that it has filed a preliminary short form base shelf prospectus (the “Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, and a corresponding registration statement with the United States Securities and Exchange Commission under the Multijurisdictional Disclosure System. Filing of the Prospectus is expected to increase Crescent Point’s flexibility in future financings and is normal practice for a company of Crescent Point’s size. It is also expected to assist the Company in expanding the size and scope of its shareholder base.

The Prospectus will allow Crescent Point to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place. The securities may be issued from time to time, at the discretion of Crescent Point, with an aggregate offering amount not to exceed $2.5 billion (Canadian). Unless otherwise specified in a Prospectus Supplement relating to a particular offering of securities, Crescent Point intends to use the net proceeds from the sale of any of the securities for general corporate purposes, repayment of indebtedness and/or the direct or indirect financing of future growth opportunities, including acquisitions and capital expenditures.

A registration statement relating to the securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, before the registration statement becomes effective and the final short form base shelf prospectus is filed. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the prospectus included in the Registration Statement can be accessed through SEDAR at www.sedar.com and EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expected", "look forward to” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to: the expected impact of the filing of the shelf prospectus on Crescent Point’s future financing flexibility in future financings; the ability of the Company to expand the size and scope of its shareholder base; and the anticipated uses of proceeds from offerings under the shelf prospectus.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities.

Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB., T2P 1G1